January 24, 2014
Via EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Gus Rodriguez, Accounting Branch Chief
Marc Thomas, Staff Accountant

Re:	Green Dot Corporation
Form 10-K for Fiscal Period Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Period Ended September 30, 2013
Filed November 8, 2013
File No. 001-34819

Gentlemen:
This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated December 31, 2013, from Mr. Gus Rodriguez to Mr. Steven W. Streit of Green Dot Corporation (the “Company,” "we," "our" and "us"). For your convenience, we have set forth below each of the Staff's comments in italicized text in the same numbered order in which they appear in your letter. Our response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.
Form 10-K for Fiscal Period Ended December 31, 2012
Notes to Consolidated Financial Statements
Note 21 - Selected Unaudited Quarterly Financial Information, page 86

1.
We note the disclosures that during the fourth quarter of 2012, the company implemented new control procedures over the settlement of cardholder funds. As a result of these new controls, an error was identified relating to the calculation of overdrawn account balances that affected the financial results for the first, second and third quarters of

United States Securities and Exchange Commission
January 24, 2014

2012. The company determined that the effects of the error were not material to any previously reported period but the cumulative effect of correcting the error in the fourth quarter of 2012 would be material. As it relates to the error identified, please address the following:

•	Address why the quarterly disclosures only address the 2012 interim periods when the fourth quarter of 2011 was also impacted by the error;

•	Provide us with the adjusting entries made to the 4th quarter of 2012 financial statements to correct the error and any related memos that describe the nature of the adjustments;

•	Explain to us, in specific detail, the nature of the new internal controls implemented that led to the identification of the error relating to the overdrawn account balances;

•	Tell us whether the errors helped you to meet or exceed projected earnings for any of the quarters impacted by the error, and

•	Provide us with your materiality analysis for all of the periods impacted by the error.
Response
To address each of the Staff’s comments above, our response is organized as follows:

•	Summary of accounting for overdrafts

•	Overview of the error

•	Identification of the error

•	Our assessment of internal control over financial reporting

•	Our assessment of materiality

•	Conclusion
Overview of accounting for overdrafts
We charge our cardholders maintenance fees on a monthly basis pursuant to the terms and conditions in our cardholder agreements. Each month, we systematically determine which cardholder accounts are eligible for a maintenance fee, transmit the information to the banks that issue our cards (“card issuing banks”), recognize maintenance fee revenue, a component of card

United States Securities and Exchange Commission
January 24, 2014

revenues and other fees on our consolidated statement of operations, and collect the cash from the card issuing banks. A portion of the maintenance fees assessed and collected may have been in excess of a cardholder’s account balance, resulting in “overdrafts” to the extent the account balance is negative. Cardholder account overdrafts may also arise from purchase transactions that we honor in excess of the funds in a cardholder's account. The card issuing banks fund all overdrawn account balances on our behalf and we are responsible to the card issuing banks for any losses associated with these overdrafts. On our consolidated balance sheets, we include our obligations to these banks as amounts due to card issuing banks for overdrawn accounts and we include a receivable due from cardholders as overdrawn account balances due from cardholders, a component of accounts receivable, net. We are exposed to unrecovered cardholder account overdrafts. Accordingly, we establish a reserve for uncollectible overdrawn accounts. We include our provision for uncollectible overdrawn accounts related to maintenance fees and purchase transactions as a component of card revenues and other fees and other general and administrative expenses, respectively, in our consolidated statement of operations.
For additional information, please refer to our accounting policies disclosed under "Critical Accounting Policies and Estimates" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 2 - Summary of Significant Accounting Policies to our consolidated financial statements to our Form 10-K for the year ended December 31, 2012.
Overview of the error
We outsource our card processing to a third party and rely on the data maintained on its system for a variety of business and other processes, including our financial reporting processes (our “third-party processor”). At the end of each month, we extract overdrawn account balance data from our third-party processor, which we use to record the amounts due to card issuing banks for overdrawn accounts and overdrawn account balances due from cardholders, a component of accounts receivable, net, on our consolidated balance sheet. We also use the data to calculate our reserve for uncollectible overdrawn accounts and the related provision.
In December 2012, we became aware that our extract of overdrawn account balance data was incomplete. When we extract the overdrawn account balance data from our third-party processor, we exclude certain tables that had historically contained duplicate data ("excluded data tables"). Our third-party processor made database configuration changes to correct the excluded data tables that we were unaware of. In the fourth quarter of 2011, the excluded data tables were repurposed

United States Securities and Exchange Commission
January 24, 2014

to include data for a new general purpose reloadable prepaid debit card program. Initially, the volume of overdrawn account balance data contained in these excluded data tables was small (i.e., less than $400,000 in the fourth quarter of 2011), but grew gradually over the course of 2012. This new overdrawn account balance data was not included in our monthly data extract and, therefore, was not included in the financial statements from the fourth quarter of 2011 through the third quarter of 2012. Consequently, certain financial statement captions were understated.
The error affected the following prior period financial statements:

•	Three and twelve months ended December 31, 2011

•	Three months ended March 31, 2012

•	Three and six months ended June 30, 2012

•	Three and nine months ended September 30, 2012
We disclosed the impact of the error and the adjusting entries for the 2012 interim periods in Note 21 - Selected Unaudited Quarterly Financial Information to our December 31, 2012 consolidated financial statements. As noted by the Staff, our disclosures in Note 21 did not address the impact of the error on the fourth quarter of 2011. We did not restate this prior period because the impact to net income was less than $400,000, or less than 3% of net income for the quarter, and the impact to amounts due to card issuing banks for overdrawn accounts and overdrawn account balances due from cardholders was $998,000 and $420,000, respectively.
Identification of the error
As noted in our disclosures, we identified the error as a result of implementing new controls. In November 2012, we completed the transition of all outstanding customer deposits associated with our Green Dot-branded GPR card program with Columbus Bank and Trust Company, a division of Synovus Bank, to our subsidiary bank ("Green Dot Bank"). In conjunction with this transition, we implemented new controls over the settlement of cardholder funds with Green Dot Bank. Specifically, we began reconciling the overdrawn account balance data extracted from our third-party processor to cash settlement reports and identified a reconciling balance. Upon further review, we determined that the reconciling difference related to the incomplete overdrawn account balance data.

United States Securities and Exchange Commission
January 24, 2014

The internal controls we had in place prior to fourth quarter of 2012 were designed to prevent and detect errors associated with the completeness of the overdrawn account balance data. However, these controls were unsuccessful in detecting the error because they were not designed to identify and verify the appropriateness of structural database changes. Furthermore, the error gradually accumulated in size over a relatively long period of time. Had the full magnitude of the error occurred over a relatively shorter period of time, we believe our analytical review procedures, which examine trends in various financial statement captions, would have identified the error in a timely manner.
Our assessment of internal control over financial reporting
We have determined that the identified error is the result of a control deficiency. We considered the guidance in PCAOB Auditing Standard No. 5, An Audit of Internal Control over Financial Reporting That Is Integrated with an Audit of Financial Statements, in determining whether the significance of the deficiency rises to the level of a material weakness. We considered how the error was identified, the magnitude of the error and the likelihood of it reoccurring, the existence of mitigating controls, whether those controls could have prevented or detected the error and whether there is evidence that the mitigating controls were operating effectively. We do not believe the deficiency is a material weakness for the following reasons:

•	We identified the error before it became material and promptly brought to the attention of the external auditors and our Audit Committee;

•	The error did not materially impact the financial information previously reported in our 2011 Annual Report on Form 10-K;

•
We have implemented new controls in conjunction with the outstanding customer deposits transition described above. These controls identified the error, remediated the control deficiency prior to year end, and supplements our existing controls to ensure we have a complete data population for our reserve calculation going forward;

Therefore, our previous internal control disclosures in prior filings remain adequate as the effectiveness of disclosure and control procedures continue to be appropriate.

United States Securities and Exchange Commission
January 24, 2014

Our assessment of materiality
We calculated the magnitude of the error in each of the periods above and assessed materiality based on the guidance in Accounting Standards Codification, or ASC, 250, Accounting Changes and Error Corrections, ASC 270, Interim Reporting, and Staff Accounting Bulletin, or SAB, Topic 1, Financial Statements.
We evaluated the effect of the error on our current and prior period consolidated financial statements, taking into consideration both the iron curtain method and the rollover method described in SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.
As an initial basis for our quantitative assessment, we used 5% of income before income taxes as a threshold for evaluating whether the error was material. We also considered the impact of the error on significant financial statement captions in the first, second and third quarter of 2012, as follows:

		Adjustments
Income statement caption	As Reported	$	%	As Adjusted
	(In thousands, except percentage data)
Three months ended March 31, 2012
Card revenues and other fees	$62,373	$(1,151)	(1.8)%	$61,222
Other general and administrative expenses	$15,904	$64	0.4%	$15,968
Income before income taxes	$27,788	$(1,215)	(4.4)%	$26,573
Income tax expense	$10,672	$(467)	(4.4)%	$10,205
Net income	$17,116	$(748)	(4.4)%	$16,368

Three months ended June 30, 2012
Card revenues and other fees	$59,500	$(1,638)	(2.8)%	$57,862
Other general and administrative expenses	$17,915	$83	0.5%	$17,998
Income before income taxes	$20,024	$(1,721)	(8.6)%	$18,303
Income tax expense	$8,133	$(699)	(8.6)%	$7,434
Net income	$11,891	$(1,022)	(8.6)%	$10,869

Three months ended September 30, 2012
Card revenues and other fees	$54,138	$(1,590)	(2.9)%	$52,548
Other general and administrative expenses	$18,050	$59	0.3%	$18,109
Income before income taxes	$17,488	$(1,649)	(9.4)%	$15,839
Income tax expense	$6,875	$(648)	(9.4)%	$6,227
Net income	$10,613	$(1,001)	(9.4)%	$9,612

United States Securities and Exchange Commission
January 24, 2014

		Adjustments
Income statement caption	As Reported	$	%	As Adjusted
	(In thousands, except percentage data)
Six months ended June 30, 2012
Card revenues and other fees	$121,873	$(2,789)	(2.3)%	$119,084
Other general and administrative expenses	$33,819	$147	0.4%	$33,966
Income before income taxes	$47,812	$(2,936)	(6.1)%	$44,876
Income tax expense	$18,805	$(1,166)	(6.2)%	$17,639
Net income	$29,007	$(1,770)	(6.1)%	$27,237

Nine months ended September 30, 2012
Card revenues and other fees	176,011	(4,379)	(2.5)%	$171,632
Other general and administrative expenses	51,869	206	0.4%	$52,075
Income before income taxes	65,300	(4,585)	(7.0)%	$60,715
Income tax expense	25,680	(1,814)	(7.1)%	$23,866
Net income	39,620	(2,771)	(7.0)%	$36,849

		Adjustments
Balance sheet caption	As Reported	$	%	As Adjusted
	(In thousands, except percentage data)
As of March 31, 2012
Accounts receivable, net (current portion only)	$46,996	$1,436	3.1%	$48,432
Income tax receivable	$1,612	$467	29.0%	$2,079
Amounts due to card issuing banks for overdrawn accounts	$42,947	$2,651	6.2%	$45,598
Retained earnings	$138,857	$(748)	(0.5)%	$138,109

As of June 30, 2012
Accounts receivable, net (current portion only)	$44,637	$1,645	3.7%	$46,282
Income tax receivable	$2,705	$1,166	43.1%	$3,871
Amounts due to card issuing banks for overdrawn accounts	$45,651	$4,581	10.0%	$50,232
Retained earnings	$150,748	$(1,770)	(1.2)%	$148,978

As of September 30, 2012
Accounts receivable, net (current portion only)	$43,428	$1,435	3.3%	$44,863
Income tax receivable	$825	$1,814	219.9%	$2,639
Amounts due to card issuing banks for overdrawn accounts	$49,117	$6,020	12.3%	$55,137
Retained earnings	$161,361	$(2,771)	(1.7)%	$158,590
The significance of the error was magnified during the second and third quarters of 2012 because we experienced a significant decrease in our operating margins compared to the comparable period in the prior year and then-recent quarterly trends due primarily to certain acquisition related expenses and a one-time write-off of internally-developed software. We evaluated materiality excluding the impact of these expenses (referred to herein as “pro-forma”),

United States Securities and Exchange Commission
January 24, 2014

which amounted to approximately $4.1 million and $2.3 million during the three-month periods ended June 30 and September 30, 2012, respectively. On a pro-forma basis, the impact to income before income taxes and net income were as follows:

				Adjustments
Income statement caption	As Reported	Pro-forma adjustment	Pro-forma	$	%

Three months ended June 30, 2012
Income before income taxes	$20,024	$4,129	$24,153	(1,721)	(7.1)%
Net income	$11,891	$2,452	$14,343	(1,022)	(7.1)%

Three months ended September 30, 2012
Income before income taxes	$17,488	$2,300	$19,788	(1,649)	(8.3)%
Net income	$10,613	$1,396	$12,009	(1,001)	(8.3)%

Six months ended June 30, 2012
Income before income taxes	$47,812	$4,129	$51,941	(2,936)	(5.7)%
Net income	$29,007	$2,505	$31,512	(1,770)	(5.6)%

Nine months ended September 30, 2012
Income before income taxes	$65,300	$6,429	$71,729	(4,585)	(6.4)%
Net income	$39,620	$3,901	$43,521	(2,771)	(6.4)%
Although the impact of the error marginally exceeded our quantitative threshold of 5% on a pro-forma basis during the prior periods, we also considered qualitative factors, such as those described in SAB Topic 1.M. Our management's assessment of each qualitative factor is summarized below.

	Qualitative Factor	Management Assessment
1.	Whether the error arose from an item that can be precisely measured or is an estimate
The error impacting our consolidated balance sheet arose from incomplete data that can be precisely measured.
The error impacting our statement of operations arose from our estimate of the reserve for uncollectible overdrawn accounts. Our critical accounting policy surrounding this estimate requires our management to make judgments and assumptions.

United States Securities and Exchange Commission
January 24, 2014

	Qualitative Factor	Management Assessment
2.	Whether the error results in a change of earnings trend or other trends
Earnings trends were not significantly impacted by the error, as follows:
- Top line revenue was impacted by less than 1.5%
- Although the impact to income before income taxes on a pro-forma basis exceeded 5% in certain periods, it had little impact on its trend.
- Impact to accounts receivable and retained earnings was not significant. Impact to income taxes receivable and amounts due to card issuing bank for overdrawn accounts was more significant than the impact to accounts receivable and retained earnings but we do not believe these captions are particularly important to investors nor influential to their investment decisions.
- Error impacts offsetting changes within operating activities in our statements of cash flows resulting in no change to total cash flows from operating activities previously reported
Refer to figures 1 through 4 for graphical depictions of quarterly information, as reported, on a pro-forma basis and as adjusted for the correction of the error.

3.	Whether the error results in a failure to meet analysts' consensus expectations of earnings per share
The correction of the error in prior period financial statements would not have had a material impact on whether or not we met analyst’ consensus expectations in the first, second and third quarters of 2012. The correction of the error in the fourth quarter of 2011 would have resulted in a $0.01 decrease in EPS.
Refer to figure 5 below for our analysis of EPS and analysts' consensus.

4.	Whether the error changes income to a loss or a loss into income	The error did not impact earnings trends, nor did it change net income into a net loss.

5.	Whether the error affects compliance with regulatory requirements	The error did not impact our compliance with any regulatory requirements.

6.	Whether the error has the effect of increasing management’s compensation	The effect of the error did not increase management's compensation.

7.	Whether the error conceals an unlawful act and/or relates to items involving related parties	The error did not result from or relate to an unlawful act and/or related parties.

8.	Whether the error affects metrics that do not drive investor conclusions or are not important to investor models	We do not believe the error significantly impacted investor models or metrics that drive investor conclusions.

United States Securities and Exchange Commission
January 24, 2014

	Qualitative Factor	Management Assessment
9.	Whether the error is a one-time item and does not alter investors‘ perceptions of key trends affecting the company
We believe the error is a one-time item and unlikely to reoccur in the future.
We do not believe the effects of the error should alter investors’ perceptions of key trends.
The error also did not impact our full-year guidance previously provided.

10.	Whether the error causes the disclosures to be inadequate or misleading	Our disclosures remain adequate.

11.	Whether the error may have a material effect on future interim financial statements that are publicly issued	The error is a one-time item and will not have a material effect on future filings.
As noted above, the significance of the error was magnified during the second and third quarters of 2012 because we experienced a significant decrease in our operating margins. The figure below depicts the then-trend in earnings.

United States Securities and Exchange Commission
January 24, 2014

The figures below depict the effect of the error on the then-trend in income before income taxes, total operating revenues and total operating expenses. We believe our earnings trends were not significantly impacted by the error.
* The graphical depiction above of the effect of the error on total operating expenses, as reported and on a pro-forma basis, is difficult to see because the values are immaterially different than total operating expenses, as adjusted and pro-forma adjusted.

United States Securities and Exchange Commission
January 24, 2014

Figure 5 - Impact of errors on projected earnings and analysts' consensus

	Three months ended
	March 31, 2012	June 30, 2012	September 30, 2012
As reported
Basic earnings per common share	$0.40	$0.28	$0.25
Diluted earnings per common share	$0.39	$0.27	$0.24
Non-GAAP diluted earnings per share	$0.48	$0.35	$0.29

As adjusted
Basic earnings per common share	0.39	0.26	0.23
Diluted earnings per common share	0.37	0.25	0.22
Non-GAAP diluted earnings per share	0.46	0.32	0.26

Analyst consensus on non-GAAP diluted earnings per share	0.46	0.38	0.25

As reported vs consensus	0.02	(0.03)	0.04
As adjusted vs consensus	—	(0.06)	0.01
Conclusion
Based on our quantitative and qualitative analysis, we believe that the error was not material to the fourth quarter of 2011 or any interim period previously reported in 2012. However, the cumulative effect of correcting the error in the fourth quarter of 2012 was approximately $5 million, or 50% of net income for quarter, which we consider to be quantitatively significant and therefore material to that period. Therefore, we adjusted prior period financial information and provided adequate disclosure regarding the correction of the error. Furthermore, we reevaluated our internal control over financial reporting and our disclosures regarding the effectiveness of those controls. We believe that the error did not rise to the level of a material weakness and all previous disclosures regarding the effectiveness of our disclosure and control procedures remain appropriate.

United States Securities and Exchange Commission
January 24, 2014

Form 10-Q for the Period Ended September 30, 2013
Notes to Consolidated Financial Statements
Note 4 - Accounts Receivable

2.	Please tell us and revise in future filings, to address the reasons for classifying accounts receivable as both current and non-current assets.
Response
We provide escheatment services to the banks that issue our GPR cards. These services include monitoring of cardholder accounts, delivery of notices to cardholders, filing of necessary forms, and remittance of cardholder funds to the applicable government agencies. When a cardholder account has been closed as a result of prolonged inactivity, generally after two years, we record a receivable due from the card issuing banks for the customer funds and a corresponding liability to the applicable government agency. The card issuing banks remit the funds to us when they are required to be escheated to the government agency. In some cases, the escheatment deadline is beyond one year from the date the account is closed. Accordingly, we classify that portion of the receivable as a non-current account receivable on our consolidated balance sheets.
We have historically not commented on the non-current portion of accounts receivable because we believe that disclosing this additional information would not provide an investor or other users of our financial statements with meaningful information.
Deposits

3.	Please revise in future filings, to provide interim period information on deposits similar to the information provided in Note 8 to the year end audited financial statements.
Response
In future quarterly reports, we will add the disclosures requested by the Staff in Comment 3.
* * * * * * *

United States Securities and Exchange Commission
January 24, 2014

As requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any comments or questions to me at (626) 765-2175 or to John C. Ricci, General Counsel of the Company, at (626) 765-2243, or you may contact William L. Hughes of Fenwick & West LLP, our outside legal counsel, at (415) 875-2479.

Sincerely,

/s/ Steven W. Streit

Steven W. Streit
Chairman, President and Chief Executive Officer
Green Dot Corporation

cc:	Timothy R. Greenleaf, Chair, Audit Committee of the Board of Directors
Grace Wang, Chief Financial Officer
John C. Ricci, General Counsel and Secretary
Mark Siegel, Ernst & Young LLP
William L. Hughes, Fenwick & West LLP